Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma Lithium Corporation

We consent to the use of our report dated June 12, 2023, on the consolidated financial statements of Sigma Lithium Corporation (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2022, the related consolidated statements of loss, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes, which is incorporated by reference in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 30, 2024